Exhibit 4.8

THIRD AMENDMENT

TO

AMENDED AND RESTATED RIGHTS AGREEMENT

THIS THIRD AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT, dated as of August 30, 2009 (this “Amendment”) is between BJ Services Company, a Delaware corporation (the “Company”) and The Bank of New York, as rights agent (the “Rights Agent”).

W I T N E S S E T H:

WHEREAS, on September 26, 1996, the Company and the predecessor to the Rights Agent entered into that certain Amended and Restated Rights Agreement, which agreement was amended to substitute the Rights Agent as rights agent by that certain First Amendment to Amended and Restated Rights Agreement, effective March 31, 1997, between the Company and the Rights Agent, and amended by that certain Second Amendment to Amended and Restated Rights Agreement, dated as of September 26, 2002, between the Company and the Rights Agent (collectively, the “Rights Agreement”);

WHEREAS, (i) the Company desires to further amend the Rights Agreement pursuant to Section 27 thereof, and (ii) pursuant to the terms of Section 27 of the Rights Agreement, an amendment other than to Sections 18, 19, 20, 21, 27 or 32 thereof or that does not amend the Rights Agreement in a manner adverse to the Rights Agent shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent; and

WHEREAS, the Distribution Date (as defined in the Rights Agreement) has not yet occurred, the Company has met all requirements for amendment of the Rights Agreement, and the amendment contemplated by this Amendment does not amend Sections 18, 19, 20, 21, 27 or 32 or amend the Rights Agreement in a manner adverse to the Rights Agent;

WHEREAS, at a special meeting held on August 30, 2009, the Board of Directors of the Company approved this Amendment;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:

Section 1.    Amendments. The Rights Agreement is hereby amended as follows:

(a)	Section 7(a) is deleted in its entirety and replaced with the following:

Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-thousandth of a share of Preferred Stock as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the earliest of (i) the close of business on September 26, 2012 (the “Final Expiration Date”), (ii) the time at which all the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement).”

(b)	The following shall be added as Section 1(k) and the existing Sections 1(k) through (r) shall be renumbered as Sections 1(l) through (s):

“‘Merger Agreement’ means the Agreement and Plan of Merger, dated as of August 30, 2009, by and among the Company, Baker Hughes Incorporated, a Delaware corporation (“Parent”) and BSA Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”).”

(c)	The following shall be added as Section 35:

“Section 35. Exception for Merger Agreement. Notwithstanding any provision of this Agreement to the contrary, none of an event described in Section 11(a)(ii), an event described in sub-clauses (i), (ii) or (iii) of Section 13(a), a Distribution Date, or a Stock Acquisition Date shall be deemed to have occurred, no Person shall be deemed to have become an Acquiring Person, and no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any rights pursuant to, any of Sections 3(a), 7, 11(a) or 13 of this Agreement, in any such case by reason of (a) the approval, execution or delivery of the Merger Agreement (or any amendments thereto) or (b) the commencement or, prior to the termination of the Merger Agreement, the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement).”

Section 2.    Effect of this Amendment. Pursuant to the last sentence of Section 27 of the Rights Agreement, this Amendment shall be deemed effective immediately upon execution by the Company, whether or not also executed by the Rights Agent. Except as expressly provided in this Amendment, the terms of the Rights Agreement remain in full force and effect.

Section 3.    Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

Section 4.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

Section 5.    Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6.    Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed as of the day and year first above written.

BJ Services Company

By:	/s/ J.W. Stewart
Name:	J.W. Stewart
Title:	Chairman, President and Chief Executive Officer

ACKNOWLEDGED AND AGREED BY:
THE BANK OF NEW YORK, as rights agents

	By:	/s/ Sandra L. Moore
	Name:	Sandra L. Moore
	Title:	Vice President, Relationship Manager

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